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                           Crawford Lake Mining Inc.
                                4372 Greta Street
                                   Burnaby, BC
                                     Canada
                                     V5J 1N8


Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Attention: Carlton Tartar, Assistant Chief Accountant

RE: Crawford Lake Mining Inc.
Form-8K Filed August 14, 2006
File No.333-131017

Ladies and Gentlemen:

Crawford Lake Mining Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission) an amended Form 8-K/A in response to the Commission's comments dated August 15, 2006 (the "Comment Letter"), with reference to the Company's Form 8K filed with the Commission on August 14, 2006, file number 333-131017.

As indicated in the Form 8K/A filed on September 29, 2006, the Company responds to all of the Commission's comments as follows:

         1-Comment: We note the last sentence of the first paragraph of your disclosure. Please clarify the periods that were audited by your former accountant. Note that if the former accountant audited the fiscal year ended April 30, 2006, disclosures regarding the audit report for that period are also required under Item 304 (a)(1)(ii) of Regulation S-B. Please advise or revise your disclosure accordingly.

         Response: On June 23, 2006, HLB Cinnamon Jang Willoughby & Company ("HLB"), Chartered Accountants, resigned as our independent accountant. HLB's audit report on our financial statements for the period from our incorporation on October 18, 2004 to April 30, 2005, did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. None of the reportable events set forth in Item 304(a)(1)(iv)(B) of Regulation S-B occurred within the Registrant's fiscal year ended April 30, 2005 nor through June 23, 2006.

         2-Comment: We note the fourth paragraph of your disclosure. Please revise to state whether the board of directors (or an audit or similar committee of the board of directors) recommended or approved the decision to engage Davis Accounting Group as your new independent accountant. Refer to item 304 (a) (1) (iii) of Regulation S-B and revise your disclosure accordingly.

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         Response: We engaged Davis Accounting Group P.C. ("Davis"),  as our new independent accountant on July 17, 2006. We did not consult with Davis prior to the date of engagement regarding the application of accounting principles, the type of audit opinion that might be rendered by it any other similar matter. The decision to retain Davis Accounting Group was recommended and approved by the Registrant's Board of Directors.

         3-Comment: We note that the required letter from the former accountant was not attached as an exhibit to the filing as required by item 304
         (a)(3) of Regulation S-B. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

         Response: The required letter from the former accountant as required by item 304 (a)(3) of Regulation S-B. was attached as Exhibit 16.1 as part of the 8K/A filed with the Commission on September 28, 2006.

         The Company respectfully submits via EDGAR the foregoing responses to the Commission.

         The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filling;
         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with your review of our filling or in response to your comments on our filing.



Very truly yours,

/s/Denis Gallant
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Denis Gallant, President and CEO